# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: AIRWA INC., CIK 0001674440
CUSIP: 831445408
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 74 E. GLENWOOD AVE. #320, 74 E. GLENWOOD AVE. #320, SMYRNA, Delaware (DE), 19977
Date of event which requires filing of this statement: 10/07/2025
Amends the filing with accession number 0002091629-25-000005
Filed by CIK 0002091629
Persons authorized to receive notices and communications: Michael Anthony Belfiore, 8 Oakridge Lane, Edgecliff Village, Texas (TX), 76134, 8174484451

## Reporting persons
- Belfiore Michael Anthony (CIK 0002091629): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 70,395; shared voting power 0; sole dispositive power 70,395; shared dispositive power 0; aggregate amount beneficially owned 70,395 (0.4% of the class)
  Comment: As of October 21, 2025, prior to the public announcement regarding the execution of the PIPE financing, At-the-Market (ATM) offering, and reverse stock split, I beneficially owned 3,213,095 shares of Common Stock, representing approximately 22.1% of the total outstanding reported shares.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: AIRWA INC.
Address of issuer's principal executive offices: 74 E. GLENWOOD AVE. #320, 74 E. GLENWOOD AVE. #320, SMYRNA, Delaware (DE), 19977

## Item 2. Identity and Background
Name of person filing: Michael Anthony Belfiore
Residence or business address:
8 Oakridge Lane
Edgecliff Village, Texas 76134
Present principal occupation or employment: Private Investor
Criminal convictions in the last five years: The Reporting Person has never been convicted in a criminal proceeding (excluding traffic violations).
Civil proceedings (securities laws) in the last five years: The Reporting Person has never been subject to any judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws.
Citizenship: United States

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Personal funds in the amount of $1,045,284.78 from IRA and Brokerage accounts.

## Item 4. Purpose of Transaction
Purpose of transaction:
Between October 8 and October 10, 2025, the Reporting Person acquired
3,213,095 shares of Common Stock of AiRWA Inc. (the "Issuer"), relying on the last publicly reported float of 14,563,019 shares, as disclosed in the
Issuer's most recent SEC filings and reflected on Nasdaq and OTCMarkets.
Based on this float, the Reporting Person's holdings represented approximately 22.1% of the outstanding Common Stock.

On or about October 10, 2025, the Reporting Person became aware that this level of ownership triggered reporting obligations under Sections 13(d) and
16 of the Securities Exchange Act of 1934. The Reporting Person promptly initiated compliance steps, obtained EDGAR access credentials, and filed
Form 3 and Form 4 on October 15, 2025. The initial Schedule 13D was filed on October 20, 2025.

The Reporting Person did not sell or rebuy shares during the period between
October 10 and October 24, 2025, despite price fluctuations, based on a belief that the float was tightly held and that a potential joint venture announcement could materially increase shareholder value. The Reporting
Person also calculated that, based on the Issuer's last reported shareholder equity of $27 million, a 22.1% stake implied a liquidation or merger value of approximately $6.1 million.

On October 23, 2025, the Issuer disclosed that it had sold 914,503,161 shares of Common Stock in "at-the-market" transactions under a previously disclosed sales agreement with A.G.P./Alliance Global Partners dated
January 8, 2025. This disclosure, made under Item 8.01 of a Form 8-K, revealed that the total outstanding shares had increased to 949,066,180--
reducing the Reporting Person's ownership to approximately 0.37%.

The Reporting Person notes that the Issuer filed a Form 424B5 prospectus supplement on August 22, 2025, formally activating its ATM program. This filing confirms that the Issuer was obligated to disclose material dilution activity in real time. The Reporting Person believes that the Issuer's failure to update float disclosures or file timely Form 8-Ks following this activation represents a lapse in transparency and may warrant regulatory review under Rule 10b-5 and Regulation FD.

The Reporting Person believes this dilution was material and should have been disclosed in real time. According to Gibson Dunn's July 2023 Guidance on ATM Disclosure, issuers must file a prospectus supplement under Rule
424(b) when activating an ATM program, and if the agreement is material, a
Form 8-K under Item 1.01 or 8.01 must be filed within four business days.
Failure to disclose ATM activity can trigger Regulation FD violations, especially when material dilution occurs without public notice. Rule 10b-5 exposure arises when ATM activity is omitted or misrepresented, misleading investors about float and share structure. ATM offerings often cause price suppression and volume spikes, which must be disclosed if material. The SEC may pursue enforcement if ATM activity is concealed or mischaracterized, and shareholders may seek restitution for dilution-induced losses tied to undisclosed ATM programs.

The Reporting Person believes the Issuer's ATM activity created a false impression of float scarcity and valuation potential, which directly impacted investor decisions and market behavior. This misrepresentation distorted perceived ownership thresholds and undermined the integrity of public disclosures.

The Reporting Person further notes that the Issuer's failure to update float disclosures in real time--despite ongoing ATM sales--resulted in a material disconnect between reported ownership percentages and actual shareholder dilution. This impaired the Reporting Person's ability to assess governance thresholds, voting power, and strategic influence.

The Reporting Person also believes that the Issuer's silence during this dilution window--despite active ATM execution--represents a governance lapse that warrants regulatory review. The Reporting Person respectfully requests that the Securities and Exchange Commission evaluate whether the Issuer's conduct meets the standards of transparency and fairness required under federal securities laws.

The Reporting Person further analyzed trading volume patterns to assess the timing and impact of the Issuer's ATM activity:

Cumulative volume from January 8, 2025 to October 6, 2025 (186 trading days)
was 334,498,099 shares. Stealth ATM activity not evident.

Cumulative volume from October 7, 2025 to October 24, 2025 (14 trading days)
was 9,444,170,070 shares. Stealth ATM activity evident.

Cumulative volume from October 27, 2025 to October 29, 2025 (3 trading days)
was 24,560,773 shares. Possible stealth ATM activity continues.

The Reporting Person also observed unusually high trading volume between
October 6 and October 24, 2025, consistent with algorithmic trading patterns commonly referred to as ALGO churning. This activity may have masked the impact of the Issuer's release of over 934 million shares during that period. The Reporting Person believes this volume distortion contributed to a false impression of float scarcity and price stability, further impairing investor awareness of material dilution.

The Reporting Person is submitting this amendment to reflect the material change in ownership and to request that the Securities and Exchange
Commission review the Issuer's compliance with Rule 10b-5, Regulation FD,
Rule 424(b), and its obligations under Sections 13 and 16.

The Reporting Person does not support the Issuer's purchase of a 30 percent stake in YYEM for $36 million. While the Reporting Person acknowledges the strategic rationale presented by the Issuer, the valuation appears excessive relative to prevailing market conditions and comparable benchmarks. This concern is raised in the interest of sound governance and responsible capital allocation. The Reporting Person previously documented this concern in Form 13D/A Amendment No. 2, Exhibit 1.

The Reporting Person is not seeking control of the Issuer but is advocating for transparency, investor protection, and governance accountability on behalf of all shareholders impacted by the undisclosed dilution and the proposed capital allocation.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: On 21 October 2025, the Reporting Person beneficially owned 3,213,095 shares of Common Stock representing 22.1% of the outstanding class. Today, after the PIPE, ATM, and reverse split, the Reporting Person beneficially owns 70,395 shares of Common Stock, representing approximately 0.37% of the outstanding class.
Number of shares as to which each person has sole or shared power to vote or dispose:
For Michael Anthony Belfiore

Sole power to vote or direct the vote - 70,395 votes

Shared power to vote or direct the vote - 0 votes

Sole power to dispose or direct the disposition - 70,395 votes

Shared power to dispose or direct the disposition - 0 votes
Transactions in the class effected during the past sixty days:
10/07/2025 - purchased 3,129,905 shares at $0.3205 per share from the Open Market

10/08/2025 - purchased 20,190 shares at $0.188 per share from the Open Market

10/27/2025 - purchased 6,133 shares at $2.91 per share from the Open Market

10/27/2025 - 3,213,095 shares converted to 64,262 shares at an opening price of $3.03 per share on the Open Market
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: The Reporting Person ceased to be the beneficial owner of more than five percent of the class of securities on 27 October 2025.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6. Contracts, Arrangements, Understandings, or Relationships with
Respect to Securities of the Issuer

The Reporting Person has no contracts, arrangements, understandings, or relationships with respect to any securities of the Issuer except as disclosed herein. The Reporting Person has no plans to acquire additional shares or to influence control of the Issuer but reserves the right to engage in shareholder advocacy, regulatory escalation, or public commentary in response to the Issuer's governance practices and disclosure failures.

The Reporting Person further reserves the right to submit supporting documentation to the Securities and Exchange Commission, including timestamped volume overlays, float recalculation models, and social media evidence of investor confusion and harm. This may include analysis of algorithmic trading patterns consistent with ALGO churning, which may have distorted price discovery and masked the impact of material dilution.

These materials may be submitted to assist in any regulatory review or enforcement action related to the Issuer's disclosure practices.

## Signatures
- Belfiore Michael Anthony: Michael Anthony Belfiore, Michael Anthony Belfiore (10/30/2025)